                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Bank of New Hampshire Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

        Common Stock, No Par Value With a Stated Value of $2.50 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    063854103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 William J. Ryan
                 Chairman, President and Chief Executive Officer
                     Peoples Heritage Financial Group, Inc.
                               One Portland Square
                           Portland, Maine  04112-9540
                                 (207) 761-8500
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 1995
-------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 808,767 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of September 30, 1995. Unless otherwise indicated, all ownership percentages set forth herein assume that as of September 30, 1995, there were 4,064,156 shares of the issuer outstanding.

                         (Continued on following pages)

------------------------                                 ----------------------
CUSIP No. 063854103                                      Page  2  of  16  Pages
------------------------                                 ----------------------

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peoples Heritage Financial Group, Inc.
      IRS Employer Identification No. 01-0437984
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /

       Not Applicable                                                    (b) / /
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      WC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                   / /
      Not applicable
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Maine
-------------------------------------------------------------------------------


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------
7.  SOLE VOTING POWER
       808,767(1)
--------------------------------
8.  SHARED VOTING POWER
       0
--------------------------------
9.  SOLE DISPOSITIVE POWER
       808,767(1)
--------------------------------
10.  SHARED DISPOSITIVE POWER
        0
--------------------------------


---------------------
(1) The Reporting Person disclaims beneficial ownership of htese shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

------------------------                                 ----------------------
CUSIP No. 063854103                                      Page  3  of  16  Pages
------------------------                                 ----------------------

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         808,7672/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /
        Not Applicable
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO, HC
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, no par value with a stated value of $2.50 per share ("BNHC Common Stock," an individual share of which, a "Share"), of Bank of New Hampshire Corporation ("BNHC"), a corporation organized and existing under the laws of the State of New Hampshire and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of BNHC are located at 300 Franklin Street, Manchester, New Hampshire 03101.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is filed by Peoples Heritage Financial Group, Inc. ("Peoples Heritage"), a corporation organized and existing under the laws of the State of Maine and registered as a bank holding company under the BHC Act. Through its subsidiaries, Peoples Heritage provides a wide range of financial services to individuals and businesses located in both Maine and New Hampshire. Peoples Heritage's principal offices are located at One Portland Square, Portland, Maine 04112-9540.

     Each executive officer and each director of Peoples Heritage is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

-----------------------------
(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

     (d)-(e) During the last five years, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Peoples Heritage or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a stock option agreement, dated as of October 25, 1995, by and between BNHC, as issuer, and Peoples Heritage, as grantee (the "BNHC Option Agreement"), BNHC has granted Peoples Heritage an irrevocable option to purchase the Shares covered by this Schedule 13D (the "BNHC Option"). Specifically, the BNHC Option grants Peoples Heritage the right to purchase up to 808,767 Shares (approximately 19.9% of the number of Shares outstanding on September 30, 1995, without giving effect to the issuance of any Shares pursuant to an exercise of the BNHC Option), subject to certain adjustments, at a price, subject to certain adjustments, of $33.50 per Share. The BNHC Option was granted by BNHC as a condition of and in consideration for Peoples Heritage's entering into the Agreement and Plan of Merger, dated as of October 25, 1995, by and among Peoples Heritage, First Coastal Banks, Inc. ("First Coastal"), a New Hampshire corporation and a wholly-owned subsidiary of Peoples Heritage, and BNHC (the "Holding Company Merger Agreement").

     The exercise of the BNHC Option for the full number of Shares currently covered thereby would require aggregate funds of $27,093,694.50. It is anticipated that, should the BNHC Option become exercisable and should Peoples Heritage elect to exercise the BNHC Option, Peoples Heritage would obtain the funds for purchase from working capital.

     A copy of the BNHC Option Agreement is included as Exhibit 10(a) to Peoples Heritage's Current Report on Form 8-K dated the date hereof (the "Peoples Heritage Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4.   PURPOSE OF TRANSACTION.

     On October 25, 1995, BNHC, Peoples Heritage and First Coastal entered into the Holding Company Merger Agreement, pursuant to which First Coastal will, subject to the conditions and upon the terms stated therein, merge with and into BNHC (the "Holding Company Merger"), with BNHC surviving the Holding Company Merger as a wholly-owned subsidiary of Peoples Heritage. BNHC and Peoples Heritage also entered into a stock option agreement (the "Peoples Heritage Option Agreement," and together with the BNHC Option Agreement, the "Option Agreements"), pursuant to which Peoples Heritage granted to BNHC an option (the "Peoples Heritage Option") to purchase up to 1,674,894 shares, subject to certain adjustments, of Peoples Heritage common stock, $.01 par value per share

("Peoples Heritage Common Stock"), at a price, subject to certain adjustments, of $19.75 per share. The BNHC Option and the Peoples Heritage Option (collectively, the "Options") were each granted by the respective issuer as a condition of and in consideration for the other party's entering into the Holding Company Merger Agreement.

     Concurrently with the execution of the Holding Company Merger Agreement and the Option Agreements, and as contemplated in the Holding Company Merger Agreement, Bank of New Hampshire, a New Hampshire-chartered commercial bank and a wholly-owned subsidiary of BNHC (the "Bank"), and The First National Bank of Portsmouth, a national bank and a wholly-owned subsidiary of First Coastal ("First National"), entered into an Agreement and Plan of Merger (the "Bank Merger Agreement") pursuant to which First National will, subject to the conditions and upon the terms stated therein, merge with and into the Bank (the "Bank Merger"), with the Bank continuing as the surviving bank.

     In accordance with the Holding Company Merger Agreement, each share (other than (i) shares with respect to which dissenters' rights are perfected under applicable state law, and (ii) shares held by Peoples Heritage or any of its subsidiaries other than in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) of BNHC Common Stock outstanding immediately prior to the effective time of the Holding Company Merger (the "Effective Time") will at the Effective Time be converted into the right to receive two shares (the "Exchange Ratio") of Peoples Heritage Common Stock, subject to certain adjustments for changes in capitalization. At the Effective Time, each share of Peoples Heritage Common Stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding, and each share of First Coastal common stock issued and outstanding prior to the Effective Time will be converted into one share of BNHC Common Stock and will otherwise remain issued and outstanding.

     The Holding Company Merger is subject to customary closing conditions, including, among other things, approval of the Holding Company Merger by the respective shareholders of BNHC and Peoples Heritage, the receipt of certain regulatory approvals, the receipt from the parties' respective counsel of favorable legal opinions with respect to the tax consequences of the transactions contemplated by the Holding Company Merger Agreement, the receipt from the parties' respective independent public accountants of favorable opinions with respect to the accounting treatment of the transactions contemplated by the Holding Company Merger Agreement, and the receipt by each of BNHC and Peoples Heritage of an opinion from the other party's legal counsel relating to certain legal matters. In addition, the Holding Company Merger is conditioned upon the effectiveness of a registration statement to be filed by Peoples Heritage with the Securities and Exchange Commission (the "SEC") with respect to the Shares to be issued in the Holding Company Merger, the approval for listing of such Shares on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Holding Company Merger and the transactions contemplated by the Holding Company Merger Agreement will be submitted for approval at meetings of the stockholders of BNHC and Peoples Heritage that are expected to take place in the first quarter of 1996.

     The Holding Company Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Holding Company Merger. Generally, the parties must carry on their business in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and relationships; may not increase dividends on common stock beyond levels specified therein; may not effect any recapitalization, reclassification, stock split, or like change in capitalization; and may not issue any capital stock or issue, grant or modify any warrants, options, rights, convertible securities, or other arrangements which obligate the party to issue or dispose of any of its capital stock, other than pursuant to certain preexisting employee benefit plans, the Option Agreements, Peoples Heritage's stockholder rights plan, and certain acquisitions permitted to Peoples Heritage under the Holding Company Merger Agreement. The Holding Company Merger Agreement also contains restrictions on the parties relating to, among other things, charter and by-law amendments, acquisitions, and actions which could affect the contemplated pooling-of-interest accounting or favorable tax treatment of the Holding Company Merger. The Holding Company Merger Agreement further contains certain restrictions on BNHC and the Bank relating to, among other things, purchase of shares of BNHC Common Stock, encumbrance of shares of stock held by BNHC in the Bank, certain increases in employee and director compensation, modifications to certain employee benefit plans, incurrence of indebtedness, changes in accounting methods, capital expenditures, entrance into derivatives contracts, and granting of preferential rights to purchase BNHC or Bank assets.

     The Holding Company Merger Agreement further restricts the parties from soliciting or encouraging any inquiries or proposals, or participating in any negotiations or discussions (other than between the parties and certain respective affiliates, and other than by Peoples Heritage relating to acquisitions which would not materially affect its ability to consummate the transactions contemplated by the Holding Company Merger Agreement) with respect to or concerning any acquisition, lease or purchase of all or a substantial portion of assets of, or any equity interest in, such party or its subsidiaries, unless otherwise required by the fiduciary duties of the parties' respective boards of directors.

     The Holding Company Merger Agreement provides that the Board of Directors of Peoples Heritage after the Effective Time will include Mr. David P. Thurber, Chairman of the Board and President of BNHC, and Mr. Paul R. Shea, Senior Executive Vice President of BNHC. During the one year following the Effective Time of the Holding Company Merger, Peoples Heritage will consider for election to its Board of Directors one nominee who will be recommended by the Board of Directors of BNHC.

     The Holding Company Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Holding Company Merger Agreement, or
(b) materially breaches any representations or warranties contained in the Holding Company Merger Agreement, in each case if such breach has not been cured within thirty days after notice; (iii) by any party if either Peoples Heritage's or BNHC's shareholders do not approve the Holding Company Merger Agreement, unless such failure to approve is caused by the failure of the party seeking to terminate to materially perform its obligations under the Holding Company Merger Agreement; (iv) by any party if certain required regulatory or third party approvals or consents are not obtained; (v) by either Peoples Heritage or BNHC if the Holding Company Merger is not consummated by October 25, 1996, unless the failure to consummate the Holding Company Merger is due to a breach by the party seeking to terminate of its obligations under the Holding Company Merger Agreement; or (vi) by BNHC, at any time during the 10-day period commencing on the date on which Federal Reserve Board approval for consummation of the Holding Company Merger is received, if the average of the daily closing prices of a share of Peoples Heritage Common Stock during the 20 days preceding such approval date (the "Average Closing Price") is less than $16.00 per share, provided that in the event BNHC elects to exercise this termination right and upon notice, Peoples Heritage will have the right to adjust the Exchange Ratio such that when the Exchange Ratio, as adjusted, is multiplied by the Average Closing Price, the product is greater than or equal to $32.00, in which case the Holding Company Merger Agreement will not be terminated.

     The Holding Company Merger Agreement also provides for termination by Peoples Heritage or BNHC upon notice of certain adverse findings during a nine-day post-signing due diligence review period, which period had run as of the date of this Form 13D with no such notice of termination received by either party.

     Concurrently with entering into the Holding Company Merger Agreement, Peoples Heritage and BNHC entered into the BNHC Option Agreement pursuant to which BNHC granted to Peoples Heritage the BNHC Option.

     Under the BNHC Option Agreement, the BNHC Option will become exercisable (so long as Peoples Heritage is not in material breach of the BNHC Option Agreement or the Holding Company Merger Agreement, and no injunction against delivery of Shares covered by the BNHC Option Agreement is in effect) upon the occurrence of a Purchase Event (as defined in the BNHC Option Agreement), including, among other things, (1) BNHC authorizing, recommending or publicly proposing, or publicly announcing an intention to authorize, recommend or propose, or entering into an agreement (other than with Peoples Heritage or any subsidiary of Peoples Heritage) to effect (a) a merger, consolidation or similar transaction, (b) disposition of at least 20% of the consolidated assets of BNHC and its subsidiaries, or (c) the issuance, sale or other disposition of securities representing at least 20% of the voting power of BNHC or its subsidiaries; or (2) the acquisition of or acquisition of the right to acquire beneficial ownership of at least 25% of the then outstanding shares of BNHC Common Stock by a third party (other than by Peoples Heritage or any subsidiary of Peoples Heritage). Under the BNHC Option Agreement, at any time during which the BNHC Option is exercisable, Peoples Heritage may request BNHC to repurchase the BNHC Option and any Shares purchased pursuant thereto under certain circumstances and conditions, and at a price specified in the BNHC Option Agreement.

     The BNHC Option Agreement terminates upon the earliest of (i) the Effective Time of the Holding Company Merger, (ii) termination of the Holding Company Merger Agreement in accordance with its terms prior to (a) the occurrence of a Purchase Event, or (b) the occurrence of certain other Preliminary Purchase Events (as defined in the BNHC Option Agreement) including, among other things,
(1) the commencement by a third party of a tender or exchange offer for 10% of BNHC's then outstanding Shares, (2) the failure by BNHC shareholders to approve the Holding Company Merger Agreement, (3) the withdrawal or adverse modification of the recommendation of BNHC's Board of Directors in respect of the Holding Company Merger Agreement, or (4) a material breach by BNHC of the Holding Company Merger Agreement entitling Peoples Heritage to terminate thereunder (without regard to the period provided to cure, unless such cure is promptly effected without jeopardizing consummation of the Holding Company Merger), in the case of (2), (3) and (4) following the announcement or commencement by a third party of certain transactions, proposals or filings involving BNHC, (iii) the passing of 12 months following termination of the Holding Company Merger Agreement by Peoples Heritage due to a breach by BNHC of covenants, representations or warranties made by it therein, and (iv) the passing of 12 months following termination of the Holding Company Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     The BNHC Option Agreement provides that in the event BNHC enters into certain transactions with third parties, Peoples Heritage will have the right to substitute for the BNHC Option a substitute option with (i) the continuing or surviving corporation, in the case of a merger or consolidation with BNHC, (ii) the transferee, in the case of a transfer of all or substantially all of BNHC's assets, or (iii) with BNHC. In such case, the substitute option will have the same or, if not so permitted by law, as similar as possible terms as the BNHC Option, with the number of shares covered by the substitute option and the exercise price therefor determined as specified in the BNHC Option Agreement.

     Except as set forth herein or in the Exhibits hereto, to the best of Peoples Heritage's knowledge, BNHC does not have any current plans or proposals that relate to or would result in:

     (A) The acquisition by any person of additional shares of BNHC Common Stock or the disposition of shares of BNHC Common Stock;

     (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BNHC or any of its subsidiaries;

     (C) A sale or transfer of a material amount of assets of BNHC or any of its subsidiaries;

     (D) Any change in the present Board of Directors or management of BNHC, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (E) Any material change in the present capitalization or dividend policy of BNHC;

     (F)  Any other material change in BNHC's business or corporate structure;

     (G) Any changes in BNHC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BNHC by any person;

     (H) Causing a class of securities of BNHC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (I) A class of equity securities of BNHC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (J)  Any action similar to any of those enumerated above.

     The foregoing descriptions of the Holding Company Merger Agreement, the BNHC Option Agreement and the press release, dated October 25, 1995, issued by BNHC and Peoples Heritage relating to the transactions contemplated by the Holding Company Merger Agreement and the Option Agreements are qualified in their entirety by reference to copies of each of such documents which are included as Exhibits 2, 10(a), and 20, respectively, to the Peoples Heritage Form 8-K and are incorporated herein by reference in their entirety.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) By reason of its execution of the BNHC Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Peoples Heritage may be deemed to have sole voting and dispositive power with respect to the BNHC Common Stock subject to the BNHC Option and, accordingly, may be deemed to beneficially own 808,767 shares of BNHC Common Stock, or 19.9% of the BNHC Common Stock issued and outstanding as of September 30, 1995, without giving effect to the issuance of any shares pursuant to an exercise of the BNHC Option. However, because the BNHC Option is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Peoples Heritage expressly disclaims any beneficial ownership of the 808,767 shares of BNHC Common Stock which are obtainable by Peoples Heritage upon exercise of the BNHC Option.

     Except as set forth above, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any BNHC Common Stock.

     (c) Except as set forth above, no transactions in BNHC Common Stock were effected during the past 60 days by Peoples Heritage or, to the best of Peoples Heritage's knowledge, by any of the individuals named in Schedule 1 hereto.

     (d) So long as Peoples Heritage has not purchased the Shares of BNHC Common Stock subject to the BNHC Option, Peoples Heritage does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of BNHC Common Stock.

     (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the entering into of the BNHC Option Agreement, BNHC and Peoples Heritage entered into the Peoples Heritage Option Agreement. The Peoples Heritage Option Agreement provides for the purchase by BNHC of up to 1,674,894 shares, subject to certain adjustments, of Peoples Heritage Common Stock (the "Peoples Heritage Option Shares") at an exercise price, subject to certain adjustments, of $19.75 per share, payable in cash. The Peoples Heritage Option Shares, if issued pursuant to the Peoples Heritage Option Agreement, would represent approximately 9.9% of the Peoples Heritage Common Stock issued and outstanding as of September 30, 1995, without giving effect to the issuance of any shares pursuant to an exercise of the Peoples Heritage Option. With the exception of the number of shares subject to the option, the price at which the option may be exercised, and the percentage of Peoples Heritage Common Stock which would be owned by BNHC upon exercise of the option, the terms of the Peoples Heritage Option

Agreement are substantially identical in all respects to those of the BNHC Option Agreement.

     The foregoing description of the Peoples Heritage Option Agreement is qualified in its entirety by reference to the copy of the Peoples Heritage Option Agreement, which is filed as Exhibit 10(b) to the Peoples Heritage Form 8-K and incorporated herein by reference.

     As described above, the Holding Company Merger Agreement contains certain customary restrictions on the conduct of the business of BNHC, including certain customary restrictions relating to the BNHC Common Stock. Except as provided in the Holding Company Merger Agreement and the Option Agreements, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of BNHC, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:


Exhibit 1 -    Name, Business Address, and Present Principal Occupation of Each
               Executive Officer and Director of Peoples Heritage Financial
               Group, Inc.

Exhibit 2 -    Stock Option Agreement, dated as of October 25, 1995, by and between Bank of New Hampshire Corporation, as issuer, and Peoples
               Heritage Financial Group, Inc., as grantee (incorporated by reference to Exhibit 10(a) to Peoples Heritage Financial Group,
               Inc.'s Current Report on Form 8-K dated the date hereof).

Exhibit 3 -    Agreement and Plan of Merger, dated as of October 25, 1995, by and among Peoples Heritage Financial Group, Inc., First Coastal
               Banks, Inc. and Bank of New Hampshire Corporation (incorporated by reference to Exhibit 2 to Peoples Heritage Financial Group,
               Inc.'s Current Report on Form 8-K dated the date hereof).

Exhibit 4 -    Stock Option Agreement, dated as of October 25, 1995, by and between Peoples Heritage Financial Group, Inc., as issuer, and
               Bank of New Hampshire Corporation, as grantee (incorporated by reference to Exhibit 10(b) to Peoples Heritage Financial Group,
               Inc.'s Current Report on Form 8-K dated the date hereof).

Exhibit 5 -    Press Release, dated October 25, 1995, relating to transactions between Peoples Heritage Financial Group, Inc. and Bank of New
               Hampshire Corporation (incorporated by reference to Exhibit 20 to
               Peoples Heritage Financial Group, Inc.'s Current Report on Form
               8-K dated the date hereof).

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   PEOPLES HERITAGE FINANCIAL GROUP,
                                     INC.



                                   By:  /s/ Peter J. Verrill
                                        --------------------------------------
                                        Peter J. Verrill
                                        Executive Vice President and
                                             Chief Financial Officer


November 3, 1995

                                  EXHIBIT INDEX


EXHIBIT                      DESCRIPTION                          SEQUENTIAL
                                                                   PAGE NO.
1              Name, Business Address, and Present Principal
               Occupation of Each Executive Officer and Director
               of Peoples Heritage Financial Group, Inc.              15

2              Stock Option Agreement, dated as of October 25,
               1995, by and between Bank of New Hampshire
               Corporation, as issuer, and Peoples Heritage
               Financial Group, Inc., as grantee (incorporated by
               reference to Exhibit 10(a) to Peoples Heritage
               Financial Group, Inc.'s Current Report on Form
               8-K dated the date hereof).                            --

3              Agreement and Plan of Merger, dated as of October
               25, 1995, by and among Peoples Heritage Financial
               Group, Inc., First Coastal Banks, Inc. and Bank
               of New Hampshire Corporation (incorporated by
               reference to Exhibit 2 to Peoples Heritage
               Financial Group, Inc.'s Current Report on Form
               8-K dated the date hereof).                            --

4              Stock Option Agreement, dated as of October 25,
               1995, by and between Peoples Heritage Financial
               Group, Inc., as issuer, and Bank of New
               Hampshire Corporation, as grantee (incorporated
               by reference to Exhibit 10(b) to Peoples Heritage
               Financial Group, Inc.'s Current Report on Form
               8-K dated the date hereof).                            --

5              Press Release, dated October 25, 1995, relating
               to transactions between Peoples Heritage Financial
               Group, Inc. and Bank of New Hampshire Corporation
               (incorporated by reference to Exhibit 20 to Peoples Heritage Financial Group, Inc.'s Current Report
               on Form 8-K dated the date hereof).                    --